                        News

FOR IMMEDIATE RELEASE
Bank of Montreal to Redeem $300,000,000 8.15% Debentures, Series 21, due 2011
TORONTO, March 29, 2006 — Bank of Montreal will redeem all of its 8.15% Debentures, Series 21, due 2011, on May 9, 2006.
The Debentures are redeemable at Bank of Montreal’s option from May 9, 2006 at a redemption price of 100 per cent of the principal amount plus unpaid accrued interest to the redemption date. Interest on the Debentures will cease to accrue from and after the redemption date.
Bank of Montreal cited the high relative yield to current market rates as the main reason for the redemption.
Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of $306 billion as at January 31, 2006, and more than 33,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions. BMO Financial Group serves clients across Canada through its Canadian retail arm, BMO Bank of Montreal, and through BMO Nesbitt Burns, one of Canada’s leading full-service investment firms. In the United States, BMO serves clients through Chicago-based Harris, an integrated financial services organization that provides more than one million personal, business, corporate and institutional clients with banking, lending, investing, financial planning, trust administration, portfolio management, family office and wealth transfer services.

Contacts:
Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1101
Investor Relations
Steven Bonin, Director, steven.bonin@bmo.com, 416-867-5452
Krista White, Senior Manager, krista.white@bmo.com, 416-867-7019
Internet: www.bmo.com